SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13G

                Under the Securities Exchange Act of 1934
                           (Amendment No.--)*

                         Hemptown Clothing Inc.
                         ----------------------
                            (Name of Issuer)

                    Common Stock, without par value
                     -------------------------------
                     (Title of Class of Securities)

                               424691-10-3
                               -----------
                             (CUSIP Number)

                        Michael T. Shannon, Esq.
                              Devlin Jensen
                         Barristers & Solicitors
                   Suite 2550 - 555 W. Hastings Street
                       Vancouver, British Columbia
                            Canada   V6B 4N5
                             (604) 684-2550
                             --------------
        (Name, Address and Telephone Number of Person Authorized
                 to Receive Notices and Communications)

                             August 12, 2003
                             ---------------
         (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule if filed:

[ ]   Rule 13d-1(b)
[ ]   Rule 13d-1(c)
[X]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                            Page 1 of 6 Pages

CUSIP NO.: 424691-10-3             13G                  Page 2 of 6 Pages

(1)  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Jerry Kroll

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [   ]
     (See Instructions)                                         (b) [   ]

(3)  SEC USE ONLY


(4)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Canadian

                         (5)    SOLE VOTING POWER

 Number of                      2,878,005 (1)
  Shares
Beneficially             (6)    SHARED VOTING POWER
 Owned by
   Each                         -0-
 Reporting
Person With              (7)    SOLE DISPOSITIVE POWER

                                2,878,005 (1)

                         (8)    SHARED DISPOSITIVE POWER

                                -0-

(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,878,005

(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (See Instructions)                              [   ]


(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     24.21%

(12) TYPE OF REPORTING PERSON (See Instructions)

     IN

(1) Jerry Kroll has sole voting and dispositive power of 2,703,005 shares held directly by Mr. Kroll and 175,000 shares underlying stock options which have vested and are exercisable within 60 days held directly by Mr. Kroll.

CUSIP NO.: 424691-10-3             13G                  Page 3 of 6 Pages

Item 1(a) Name of Issuer:

          Hemptown Clothing Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

          1307 Venables Street
          Vancouver, B.C.
          Canada   V5L 2G1

Item 2(a) Name of Reporting Persons Filing:

          Jerry Kroll

Item 2(b) Address of Principal Business Office or, if none, Residence:

          2108 - 808 Nelson Street
          Vancouver, B.C.
          Canada   V6Z 2H2

Item 2(c) Citizenship:

          Jerry Kroll is a Canadian citizen.

Item 2(d) Title of Class of Securities:

          Common Stock, without par value

Item 2(e) CUSIP Number:

          424691-10-3

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

CUSIP NO.: 424691-10-3             13G                  Page 4 of 6 Pages

     (a)  [   ]     Broker or dealer registered under Section 15 of the
          Act.

     (b)  [   ]     Bank as defined in Section 3(a)(6) of the Act.

     (c)  [   ]     Insurance company as defined in Section 3(a)(19) of
          the Act.

     (d)  [   ]     Investment company registered under Section 8 of the
          Investment Company Act.

     (e)  [   ]     An investment adviser in accordance with Rule
          13d-1(b)(1)(ii)(E).

     (f)  [   ]     An employee benefit plan or endowment fund in
          accordance with Rule 13d-1(b)(1)(ii)(F).

     (g)  [   ]     A parent holding company, in accordance with Rule
          13d-1(b)(ii)(G).

     (h)  [   ]     A savings association as defined in Section 3(b) of
          the Federal Deposit Insurance Act.

     (i)  [   ]     A church plan that is excluded from the definition of
          an investment company under section 3(c)(14) of the Investment Company Act of 1940.

     (j)  [   ]     Group, in accordance with Rule 13d-1(c), check this
          box.

Item 4    Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

     (a)  Amount beneficially owned:

          Jerry Kroll beneficially owns 2,878,005 common shares (Mr. Kroll directly owns 2,703,005 common shares and 175,000 shares underlying stock options which have vested and are exercisable within 60 days).

     (b)  Percent of Class:

          24.21%

CUSIP NO.: 424691-10-3             13G                  Page 5 of 6 Pages

     (c)  Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote

               Jerry Kroll has sole power to vote or to direct the vote of 2,878,005 shares

          (ii) Shared power to vote or to direct the vote

               -0-

         (iii) Sole power to dispose or to direct the disposition of

               Jerry Kroll has sole power to dispose or to direct the disposition of 2,878,005 shares

          (iv) Shared power to dispose or to direct the disposition of

               -0-

Item 5    Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
          securities, check the following [   ]

Item 6    Ownership of More than Five Percent on Behalf of Another Person

          Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

          Not Applicable

Item 8    Identification and Classification of Members of the Group

          Not Applicable

Item 9    Notice of Dissolution of Group

          Not Applicable

Item 10   Certification

          Not Applicable

CUSIP NO.: 424691-10-3             13G                  Page 6 of 6 Pages

                                SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 24, 2003                /s/ Jerry Kroll
                                   ----------------------------------
                                        Jerry Kroll